Exhibit E

Form of Letter from the Fund to Shareholders in
Connection with Acceptance of Offers of Tender

Dynamic Alternatives Fund

March 24, 2025

Dear Shareholder:

Dynamic Alternatives Fund (the “Fund”) has received your tender of all or some, as the case may be, of your shares of beneficial interest in the Fund (the “Shares”). The Fund accepts your tender in its entirety, subject to the following sentence. In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on January 16, 2025 (the “Offer”) exceeds the maximum number of Shares which may be purchased by the Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of January 16, 2025) (the “Maximum Purchasable”), the Fund will proportionately reduce the value of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be purchased by the Fund, and the Fund accepts your tender as so proportionately reduced.

In addition, a Shareholder tendering only a portion of its Shares will be required to continue to hold Shares with a value of at least $25,000 after giving effect to the repurchase of Shares by the Fund. If a Shareholder tenders an amount that would cause the value of its Shares (after giving effect to the repurchase) to fall below $25,000, the Fund may, in its discretion, repurchase all of the Shareholder’s Shares.

If you have tendered a portion of your investment, you will be paid cash in an amount equal to the unaudited net asset value of the Shares determined as of the Valuation Date. Shareholders tendering less than all of their Shares will generally receive payment within thirty-five (35) calendar days after the Valuation Date, or, if the Fund has requested withdrawal of its capital from Portfolio Funds (as that term is defined in the Prospectus) to fund the purchase of Shares, within ten (10) business days after receipt of at least ninety-five percent (95%) of the aggregate amount withdrawn by the Fund from the Portfolio Funds, whichever is later.  In the case of a full repurchase of a Shareholder’s Shares, an initial payment will be made in an amount equal to at least 95% of the estimated value of the repurchased shares, determined as of the Valuation Date and will be made within the later of: (1) thirty-five (35) calendar days after the Valuation Date or (2) ten (10) business days after receipt by the Fund of at least ninety-five percent (95%) of the aggregate amount requested to be withdrawn from the Portfolio Funds in order to fund the repurchase.  A second and final payment (which will not be credited for interest) will be made in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date, over (2) the Initial Payment. Unless the existence of changes in tax or other laws or regulations, delays in the withdrawal of proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will be made within 60 days of the completion of the next annual audit of Shares by the Fund’s independent registered public accountant.

You remain a Shareholder of the Fund with respect to any of Shares which the Fund is not purchasing pursuant to this Offer.

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Should you have any questions, please feel free to contact one of our dedicated account representatives at 833-617-2624, Monday through Friday (except holidays), from 7:30 a.m. to 5:00 p.m., Central time.

Sincerely,

Dynamic Alternatives Fund

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